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Exhibit 99.4

Press release

Bookham Technology plc
25 September 2003

        Oxfordshire, UK—25 September 2003:    Bookham Technology plc announces that on 24 September 2003 it received notification from Marconi Corporation plc ("Marconi") that Marconi had ceased to be interested in 12,891,000 ordinary shares in Bookham and no longer had a notifiable interest in the shares of Bookham.

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  Exhibit 99.4